MERIDIAN GOLD'S BOARD RECOMMENDS TO ITS SHAREHOLDERS:

CONTINUE TO REJECT YAMANA'S INADEQUATE OFFER

DO NOT TENDER YOUR SHARES

EXERCISE YOUR WITHDRAWAL RIGHTS

- The price offered by Yamana does not reflect an adequate premium for control of Meridian Gold
- Holding Meridian Gold shares represents a superior value proposition to the Yamana offer
- A combination with Yamana lacks fundamental strategic logic

The holders of approximately two-thirds of Meridian Gold shares rejected Yamana's offer as of the prior expiration date

Yamana's latest extension is an exercise in futility and a waste of time and resources

MERIDIAN GOLD

Any shareholders that wish to withdraw their shares or have questions should contact:
Georgeson Shareholder at 1-888-605-7618

MERIDIAN GOLD: THE BEST IS YET TO COME!

Shareholders of Meridian Gold and other interested parties are advised to read Meridian Gold's Directors' Circular and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on July 31, 2007 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Shareholders may obtain a free copy of the Directors' Circular and Meridian Gold's Schedule 14D-9 at the Investor Relations section of Meridian Gold's website at www.meridiangold.com, or by contacting Georgeson Shareholder, the information agent retained by Meridian Gold, at 1-888-605-7618. Free copies of the Directors' Circular are also available at www.sedar.com and, together with Meridian Gold's Schedule 14D-9, at www.sec.gov. The Directors' Circular was filed by Meridian Gold as an exhibit to Meridian Gold's Schedule 14D-9.